Exhibit 4.26

Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

Reference number: AB8374620

* * *Confidential material has been omitted and filed separately with the Commission

LEASE AGREEMENT OF OFFICE SPACE

and other industrial premises within the meaning of Article 7:230a of the Dutch Civil Code

Model laid down by the Council for Real Estate Matters [Raad voor Onroerende Zaken] (ROZ) on 30 July 2003.

Reference to and use of this model are only permitted in the event that the filled in, the added or the varying text is clearly recognizable as such. Additions and variations must preferably be placed under the heading ‘exceptional terms and conditions’.

ROZ excludes all liability for adverse effects flowing from the use of the text of the model.

THE UNDERSIGNED

ProLogis Netherlands VII Sarl, a company incorporated under the laws of Luxembourg, with its registered office at 34-38 Avenue de la Liberte, L-1930 Luxembourg, registration number B69253, duly represented by the authorized representative Mr. G.J. Meerkerk (the “Lessor”);

and

Interxion Nederland B.V., a company organised and existing under the laws of the Netherlands, with its registered office at Cessnalaan 1-33, 1119 NJ Schiphol-Rijk, registration number 34116837, VAT registration number 34116837, duly represented by the authorized representative Mr M.L.H. van den Assem (the “Lessee”),

and

InterXion Holding N.V., a company with limited liability, having its registered office and place of business at Tupolevlaan 24, 1119 NX Schiphol-Rijk, registered with the Chamber of Commerce nr. 33301892, duly represented for the purpose hereof by Mr. D.C. Ruberg, hereinafter to be referred to as the “Parent”;

together referred to as the “Parties” and “party” shall mean either of them,

Whereas:

a.	The Lessor is the owner of the industrial premises located at Cessnalaan 50, Schiphol Rijk, known as Schiphol Distribution Center 2, Units A, B, and C, recorded in the land registry as Municipality of Haarlemmermeer, section AK, number 2213, comprising a total of appr. 20,305 sq m, and as further indicated in appendix 1 (the “Leased Premises”);

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	1

Reference number: AB8374620

b.	The Lessee has visited, inspected and reviewed the industrial premises as described in article 1 and concluded that it is suitable to perform the activities related to its business and as set out in article 1.2;

c.	Furthermore, the Lessee has checked and verified of all necessary permits to conduct its business in the Leased Premises can be obtained, whereas the Parties agreed that if one or more of the permits (including if the Leased Premises can be used in accordance with article 1.2) cannot be obtained or will be withdrawn, this does not qualify as a defect (“gebrek”) and will be for the account and risk of the Lessee;

d.	The Lessee has carried out a due diligence regarding the Leased Premises. The Lessor shall repair and execute for its own account the defects and necessary maintenance as set out in appendix 12. The works for the repair will start after that this lease is unconditionally and will be executed as set out in article 9. After that the works as set out in appendix 12 are completed, the Leased Premises will be delivered to the Lessee ‘as is’. After the Lease Commencement Date, any defects that might appear will be for the account of the Lessee. The Lessee will however not be liable for (the repair of) any hidden defects to the Leased Premises that were present at the Lease Commencement Date and that were known or should have been known by the Lessor or that the Lessor did not mention to the Lessee (indien het gebrek bij het aangaan van de overeenkomst aanwezig was en de verhuurder het toen kende of had behoren te kennen, of toen aan de huurder heeft te kennen gegeven dat de zaak het gebrek niet had”);

e.	The Parties agreed that the Agreement will be a “triple net lease”, meaning that all costs for maintenance of the Leased Premises (including property taxe, insurances premiums and all other expenses that are normally borne by the Lessor) shall be for the account and risk of the Lessee as set out in this Agreement;

f.	The Parties wish to conclude a lease agreement with respect to the Leased Premises on the terms as set out and mutually agreed upon in this agreement (this “Agreement”).

HAVE AGREED

1	The Leased Premises, Intended Use

1.1	The Lessor will lease to the Lessee and the Lessee will lease from the Lessor the industrial premises located at Cessnalaan 50, Schiphol Rijk, known as Schiphol Distribution Center 2, Units A, B, and C, recorded in the land registry as Municipality of Haarlemmermeer, section AK, number 2213, comprising a total of appr. 20,305 m² (the “Leased Premises”), as further indicated on the drawings attached to this Agreement as appendix 1 (Plan of the Site) and appendix 2 (Drawings of the Leased Premises) and further described in the Outline Specifications (appendix 3) and in the Delivery Statement (as defined in this article 1.1).

The Leased Premises consist of in total appr. 11,720 m² (eleven thousand seven hundred and twenty square meters) of warehouse/data centre space and appr. 1,950 m² (one thousand nine hundred fifty square meters) of office space (all measurements in this Agreement being net square meters)), surrounding grounds and parking spaces as indicated on the drawings (appendix 1 and 2), divided as follows:

Unit A:

•	Appr. 3,227 m² (three thousand two hundred twenty-seven square meters) of warehouse/data centre space,

•	Appr. 377 m² (three hundred seventy-seven square meters) of office space,

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	2

Reference number: AB8374620

Unit B:

•	Appr. 4,214 m² (four thousand two hundred fourteen square meters) of warehouse/ data centre space,

•	Appr. 1,089 m² (one thousand eighty-nine square meters) of office space,

Unit C:

•	Appr. 4,279 m² (four thousand two hundred seventy-nine square meters) of warehouse/ data centre space,

•	Appr. 484 m² (four hundred eighty-four square meters) of office space,

The Lessor has executed a measurement to calculate the actual Net Lettable m² of the warehouse/data centre and office space (excluding car and truck parking) in accordance with the NEN 2580 norm that is in force on the date of the report as attached to this Agreement as appendix 4.

As the Site and parking area as indicated on the drawings will only be used by the Lessee, all parking spaces will be exclusive for the Lessee and its visitors. Approximately 86 parking spaces are situated in front and aside the Leased Premises. This area is partly closed off by a fence, as indicated on the drawings (appendix 2).

The Leased Space and the Site shall be accessible 24 hours per day, 7 days a week.

Within 15 working days of the Lease Commencement Date the Parties will sign a delivery statement (the “Delivery Statement”), which will include photos and a description of the condition of the Leased Premises as of the Lease Commencement Date. The Delivery Statement will be attached to this Agreement as appendix 5.

1.2	The Lessee will be permitted to use the Leased Premises for the development and exploitation as a data centre with ancillary offices and parking spaces in the broadest sense of the word as long as these activities are in accordance with the (environmental) permits obtained by the Lessee and/or special requirements of the building as set out in the Outline Specifications (appendix 3).

The Lessee will be permitted to occupy the Leased Premises for a different use as stated above after the written approval of the Lessor. The Lessor will not withhold its approval on unreasonable grounds or delay its approval on unreasonable grounds.

The Lessee is solely responsible for obtaining all necessary permits and approvals from the (local) authorities and other regulatory agencies and utility providers associated with the intended use of the Leased Premises. Furthermore, the Lessee is solely responsible for verifying if all necessary permits and approvals for its intended use of the Leased Premises can be obtained.

All costs associated with getting the required permits and approvals for the intended use will be borne by the Lessee. Unless specifically agreed upon otherwise in this Agreement, not obtaining any of the required approvals or permits will not be seen as a default (“gebrek”) in the broadest sense of the word and will therefore not be a reason to (prematurely) terminate the Agreement or get any compensation whatsoever from the Lessor. The Lessee explicitly acknowledges its sole responsibility in this matter.

1.3	The Lessee is not permitted to use the Leased Premises for another purpose than that described above without prior written consent from the Lessor. The Lessor will not withhold its approval on unreasonable grounds or delay its approval on unreasonable grounds.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	3

Reference number: AB8374620

1.4	The maximum permissible load on the floors of the Leased Premises is as set out in the Outline Specifications (appendix 3).

2	General Terms and Conditions

2.1	The General Terms and Conditions of the tenancy agreement for office space and other industrial premises in the sense of Article 7:230a of the Civil Code, filed at the office of the court in The Hague on 11 July 2003 and registered under number 72/2003 (the “General Terms and Conditions”) constitute a part of this Agreement (appendix 6). The Parties are familiar with the content of the General Terms and Conditions and have received a copy thereof.

2.2	The General Terms and Conditions are applicable except in so far as this Agreement explicitly states otherwise or except if application thereof with respect to the Leased Premises is not possible.

2.3	In case of conflict between the Dutch text in this Agreement, including the Dutch text of the General Terms and Conditions and the English translation thereof, the Dutch text will prevail. The English version of the General Terms and Conditions is for information purposes only and in no way relevant for the legal relationship between the Lessor and the Lessee and their intent.

3	Term, Extension and Termination

3.1	This Agreement is entered into for a period of 10 (ten) years, commencing on 1 May 2013 (the “Lease Commencement Date”) and ending on 30 April 2023.

3.2	Following the expiry of the period referred to in article 3.1, this Agreement will be automatically extended for 4 (four) subsequent periods of 5 (five) years, unless the Lessee terminates this Agreement by writ served by bailiff or by registered letter or by courier with due observance of a notice period of 12 (twelve) months prior to the end of the period referred to in article 3.1 or to the end of one of the 5 (five) year prolongation periods thereafter.

3.3	Following the expiry of the periods referred to in article 3.2 (extension periods) (so as per 1 May 2043), this Agreement will be extended for subsequent periods of 5 (five) years, unless the Lessee and/or Lessor terminates this Agreement by writ served by bailiff or by registered letter or by courier with due observance of a notice period of 12 (twelve) months following the expiry of the periods referred to in article 3.2 (extension periods) (so as per 1 May 2043) or to the end of any 5 (five) year prolongation periods thereafter.

4	Rent, VAT, Rent Adjustment, Payment Obligation, Term of Payment

4.1	The rent will amount to an annual sum of € [***] ([***] euro). This amount is exclusive of VAT. The rent is a fixed sum and not based on the lettable floor surface as mentioned in the NEN 2580 measurement report (appendix 4), but is for the Leased Premises, surrounding grounds and outside parking spaces as is.

4.2	The Parties agree that the rent will be subject to value added tax.

As the Lessor has its registered place of business in Luxembourg, the Lessee will declare the VAT due over the rent directly to the Dutch tax authorities in accordance with Article 12 paragraph 3 of the Turnover Tax Act of 1968 (“Wet op de Omzetbelasting 1968”).

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	4

Reference number: AB8374620

4.3	In the event that Parties agree on rent subject to value added tax, the Lessee and the Lessor herewith declare, with reference to art. 11 § 1 preamble under b part 5 of the Turnover Tax Act, that they agreed that the rent will be subject to value added tax. By undersigning this Agreement, the Lessee declares, also for the legal successor(s) of the Lessor, that it will permanently make use of the Leased Premises or cause the Leased Premises to be used for purposes in connection with which there is a full or virtually a full right to deduct value added tax as set out in Article 15 of the 1968 Turnover Tax Act (“Wet op de omzetbelasting”).

4.4	The fiscal year of the Lessee will run from 1 January up to and including 31 December.

4.5	The rent will be adjusted annually on each anniversary of the Lease Commencement Date, in accordance with Articles 9.1 to 9.4 of the General Terms and Conditions, for the first time on 1 May 2014. Notwithstanding Article 9.1 of the General Terms and Conditions, the Parties agree that the consumer price index series for all households, published by the Central Bureau of Statistics (CBS) 2006=100 will be applicable. The annual rent adjustment (indexation) shall never be less than 2%. Indexation increases up to and including 4% will be charged at 100%. Indexation increases above 4% will be charged at 50%, whereby the first 4% will be charged at 100%.

4.6	Intentionally deleted.

4.7.1	The payment obligation of the Lessee consists of:

•	the rent;

•	the value added tax payable over the rent if the Parties have agreed on rent subject to value added tax;

4.7.2	The Lease will no longer be VAT taxed in the event that this is no longer permitted. In this case, the sums in compensation for the value added tax referred to in Article 19.3.a of the General Terms and Conditions will be due and the sum in compensation to be paid by the Lessee as referred to in Article 19.3.a under I of the General Terms and Conditions will be determined at its actual damage, whereas an advance payment of 5 % of the current rent shall be due by the Lessee, to be paid to the Lessor together with the rent. The Lessor will calculate the damage annually and invoice the amount of damage to the Lessee, including the costs of calculation.

4.8	On the Lease Commencement Date, the total amount payable per 3 (three) calendar months is:

- the rent	€	[***	]

total	€	[***	]
in words: ([***] euros).

4.9	The periodic payments payable by the Lessee to the Lessor under article 4.8 shall be made quarterly in advance in one lump sum payment in Euros on the bank account indicated by the Lessor and shall be paid in full prior to or on the first day of each calendar quarter subject to Lessee receiving an invoice at least 30 days prior to each calendar quarter.

Unless otherwise stated, all sums in this Agreement and the General Terms and Conditions are exclusive of value added tax.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	5

Reference number: AB8374620

5	Supplies and services

5.1	The Parties hereby agree that the Lessor will not provide additional supplies and services (“leveringen en diensten”) regarding the Leased Premises in accordance with Article 16 of the General Terms and Conditions. Lessor shall therefore not charge any service charges to Lessee.

The Lessee shall obtain its own direct supply of electricity and gas and water and waste and any other possible services from the relevant utility company in respect of the Leased Premises.

6	Security

6.1	On or before the date of this Agreement, the Lessee shall provide to the Lessor a bank guarantee issued by a Dutch bank with a licence of De Nederlandsche Bank as a guarantee for the performance of the Lessee’s obligations under this Agreement. The bank guarantee will be attached to this Agreement as appendix 7 and will be in conformity with the model which is attached as appendix 8. The provisions of Article 12 of the General Terms and Conditions will apply to such bank guarantee. The amount of the bank guarantee is hereby established between the Parties at 3 (three) months’ rent plus value added tax. As long as the value added tax is reversed to the Lessee and therefore not payable, this amounts to EUR [***]. When the reversed charge mechanism is no longer applicable, and the Lessee pays the value added tax to the Lessor, Lessee will increase the amount up to EUR [***].

6.2	In addition to the bank guarantee, the Lessee is obliged to have Parent co-signing this Agreement. Parent declares by undersigning this Agreement that it is jointly and severally liable for the entire due financial performance of this Agreement. The Parties agree that the Parent is not obliged to operate the Leased Premises. However the Parent is entitled to operate the Leased Premises and to continue this Agreement if the Lessee (or its trustee) does not terminate the lease agreement in case of bankruptcy or suspension of payment of the Lessee.

6.3	The Parent herewith explicitly states that it is independently liable to the Lessor for all damage, costs and interests as a result of early termination or annulment of the Agreement including early termination due to (filing for) suspension of payment (surseance van betaling) or bankruptcy (faillissement) of the Lessee, which are understood to comprise, but not exclusively, any payment that would have been due by the Lessee to the Lessor during the term of this Agreement as if this Agreement had not been terminated.

6.4	At payment of any amount because of this article 6.2 and 6.3, the Parent will refrain for these amounts of (partial) recourse on the Lessee or the assets of the bankrupt Lessee, including but not limited to claims of i.a. but not limited to recourse (‘regres’) / subrogation (‘subrogatie’) / set off (‘verrekening’) , foreclosure of a security right (‘uitwinning van zekerheidsrechten’). The Parent will not accept any deposits or other payments of the Lessee related to this liability.

7	Manager

7.1	Until the Lessor announces otherwise, the following entity will act as manager: ProLogis Management B.V.

7.2	Unless otherwise agreed in writing, in so far as the content and all further matters with regard to this Agreement are concerned, the Lessee will come to an understanding with the manager.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	6

Reference number: AB8374620

SPECIFIC TERMS AND CONDITIONS

Triple net

8	The Lessee shall, contrary to article 13.3 of the General Terms and Conditions, at its own account and risk, be responsible for all fitting-out works, maintenance, repairs and replacements with regard to the Leased Premises and the Site, including the technical installations, the roof (after installation of the new roof by the Lessor as set out in 14), the façade and any other structural parts of the Leased Premises and the Site. An indicative list – for clarification purposes: this not a limited list, therefore, the Lessee should execute more works if reasonable and necessary – will be attached as appendix 13 (“Triple net Supply and Services”).

The Lessee will furthermore be responsible for all other Landlord’s expenses to the Leased Premises, such as (but not limited to) property taxes (i.e.“triple net” lease agreement). The minimal required maintenance will be agreed by the Parties and monitored with the Lessor’s property management team and will be set out in appendix 13 (“Triple net Supply and Services”). The Lessee will inform the Lessor annually what maintenance works will be executed.

Due diligence report and Delivery

9	The Lessee is a professional and experienced party and has conducted a full due diligence of the Leased Premises. The Lessee therefore accepts the Leased Premises in “as is” condition and declares that it is aware of and does not object to all special obligations and restrictions relating to the Leased Premises as (e.g.) mentioned in the zoning plan and other applicable regulations, including, but not limited to, restricted rights and qualitative obligations.

Based on the due diligence executed by the Lessee, the Lessee has requested the Lessor to execute some works as described in appendix 12 (hereinafter: ‘the Works’). This is a limited list. The Lessor shall carry out at its own expense all the Works within 6 (six) months after the Lease Commencement Date. In the event that the Lessor has not finished the Works within the aforementioned period of 6 (six) months, the Lessee is entitled to carry out/finish the Works itself for the account of the Lessor.

The Lessor will start executing the Works after that this Agreement is unconditional. Therefore, the Parties agree that some of the Works might not be finished before the Lease Commencement Date. The Lessor and the Lessee will agree upon a reasonable time schedule to have the Lessor executing the Works during the 6 (six) months period after the Lease Commencement Date.

After that the Works are completed, the Leased Premises will be delivered by the Lessor to the Lessee ‘as is’ (nothwithstanding the works on the roof as set out in article 14). The Lessor will not execute any other works to improve the Leased Premises other than explicitly stated in this Agreement. If any defects will appear during Agreement, this will be for the account of the Lessee. The Lessee will however not be liable for (the repair of) any hidden defects to the Leased Premises that were present at the Lease Commencement Date and that were known or should have been known by the Lessor or that the Lessor did not mention to the Lessee (het gebrek bij het aangaan van de overeenkomst aanwezig was en de verhuurder het toen kende of had behoren te kennen, of toen aan de huurder heeft te kennen gegeven dat de zaak het gebrek niet had”). The state of the Leased Premises will be set out in the Delivery Statement, the drawings and the Outline Specifications. (appendices 1, 2, 3, and 5).

10	The Leased Premises will be delivered with a full automatic and certified K14 sprinkler system as set out in the Outline Specifications. The sprinkler system will be in good working order and certification and proof of annual maintenance is included in appendix 14.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	7

Reference number: AB8374620

Alterations to the fit-out of the Leased Premises

A) Alterations to the leased space

11	The Lessor is aware that the Lessee will install a data centre in the warehouse space according to a so called “box in a box” principle which concerns a self-supporting construction adding inside the building which shall not affect the structural specifications of the building and which shall not prevent Lessee to properly reinstate the Leased Premises at the end of the Leased Term following article 1.1 and article 22. The Lessee will also change the office space (together defined as: “non-structural alterations”). The Lessee is allowed to execute these non-structural alterations without the Lessor’s consent, whereas the Parties agree that nonstructural alterations constitute all those adjustments, that do not impact the basic supporting structure of the building. Examples of these non-structural alterations are (the following list is by no means exhaustive):

•	Roof penetrations for exhaust pipes, cooling water pipes, steel beams for chiller platform, data and power cabling, etc.

•	Enforcing floor load

•	Installing self supporting steel frames and separation walls

•	Installing self supporting floors

•	Changing layout of offices, reception area’s and warehouse

•	Installing fencing around the perimeter

•	Installing facades against outer walls

These non-structural alterations are set out on appendix 10.

12	The Lessee is only allowed to carry out structural alterations to the Leased Premises, meaning all alterations that are not non-structural alterations as defined in article 11, with the Lessor’s prior written consent such consent not to be unreasonably withheld or delayed by the Lessor.

13	All relevant costs, as well as obtaining the required permits/notifications from (local) authorities etc., associated with the changes to be realized by the Lessee are for the full account, and responsibility of the Lessee. Therefore, not being able to realize these changes in the broadest sense of the word does not qualify as a default (‘gebrek’) under this Agreement.

Roof

14	Due to the type of operation of the Lessee, the Parties agreed that the Lessor will invest in a replacement of the roof on its own cost and account and in accordance with the requirements set out in appendix 11. After the Lease Commencement Date, the Lessor will determine in good cooperation with the Lessee on the exact timing and details of the works on the roof. These works will be carried out in the first year of the Agreement (to be determined by both Parties). The works on the roof will however never start before that the Agreement is signed by the Parties, the bank guarantee is provided and the first rental payment is received by the Lessor.

The Lessor informed the Lessee that these works on the roof might cause hinder. The Lessee, however, stated that it prefers to occupy the Leased Premises before the works are executed. Therefore, the Parties agree that any hinder or disturbance due to these works cannot be qualified as a defect (“gebrek”) and therefore cannot be cause to any compensation/claim by the Lessee against the Lessor.

After the Lessor has completed the replacement of the roof according to the requirements set in appendix 11, the Lessee will be responsible for all future maintenance, replacements and liabilities regarding the roof.

Fence

15	In order to secure the Leased Premises, the Lessee is allowed to place one or more new fences and/or change the existing fence around the entire Leased Premises without the Lessor’s consent. Article 13 applies to these works.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	8

Reference number: AB8374620

Chillers and Condensers

16	The Lessee will have the right to install so called “chillers” and “condensers” next to the Leased Premises and or on to be installed platforms on the roof of the Leased Premises. Clause 13 applies to these works.

Power generators

17	The Lessee will have the right to place so called “power generators” in front or aside of the Leased Premises. Article 13 applies to these works.

Cabling and satellite dishes

18	The Lessee has the right to install cabling in the Leased Premises and in the ground in the direct vicinity of the Leased Premises leading from/ to the Leased Premises. The Lessee is permitted to place satellite dishes on the Leased Premises. Article 13 applies to all these works.

Security system

19	The Lessee will have the right, but is not obliged to use the security system that is currently in place in the Leased Premises and/or install its own extensive security system, including but not limited to an electronic card access system, proximity cards, video monitoring equipment, CCTV, biometrics readers and patrols by a private security firm. Article 13 applies to these works.

Geothermal wells

20	The Lessee will have the exclusive right to drill for wells and utilize geothermal resources from the Leased Premises. Article 13 applies to these works.

21	The Lessor will perform an environmental review of the Leased Premises, a copy of which shall be attached to this Agreement as appendix 9 (the “Review’). The Review represents the so-called “zero situation” (“nulsituatie”) agreed by the Lessee and the Lessor.

The Lessee is obliged to have an environmental survey of the Leased Premises (the “Environmental Survey”) carried out by a reputable and well-known environmental survey company, which company needs to be approved by the Lessor, at the expiry or early termination of the Lease.

If this Environmental Survey shows that compared with the so-called “zero situation”, as indicated in the Review, there are substances in the soil and/or groundwater of the Leased Premises that exceed the criteria for further investigation pursuant to the Soil Protection Act (“Wet Bodembescherming”) then the Lessor may carry out such further investigation and /or take such safety and/ or remediation measures as it shall think fit and the Lessee will be liable for all damages, losses, costs or expenses that are incurred by the Lessor as a result thereof and the Lessee shall hold the Lessor harmless and/or indemnify the Lessor from and against such damages, losses, costs, or expenses. The Lessee will however not be liable for any damages, losses, costs or expenses related to pollution of soil and/or groundwater of the Leased Premises that were present at the Lease Commencement Date, but were not detected during the zero situation.

If the Lessor and/or the Lessee are ordered by the competent authorities under the Soil Protection Act (“Wet Bodembescherming”) at the expiry of this Agreement or during the term of this Agreement to carry out investigations or to take safety or remediation measures with respect to the environmental situation of the soil and/or groundwater of the Leased Premises, then the Lessor may carry out such investigation and/or to take such safety and/or remediation measures as it shall think fit and the Lessee will be liable for damage, losses, costs or expenses that are incurred by the Lessor as a result thereof and the Lessee shall hold the

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	9

Reference number: AB8374620

Lessor harmless and/or indemnify the Lessor from and against such damages, losses, costs, or expenses. Lessee will however not be liable for any damages, losses, costs or expenses related to pollution of soil and/or groundwater of the Leased Premises that were present at the commencement of the lease, but were not detected during the zero situation.

The aforementioned provisions are not applicable if the Lessee proves that the pollution was not consistent with its business operations during the occupation of the Leased Premises nor are due to the Lessee’s fault or negligence or that of its personnel or persons or things under its supervision or persons who the Lessee has admitted onto the Leased Premises, including users of the parking spaces, nor to any circumstance which can be attributed to the Lessee.

Article 6.8.1 first sentence and Article 6.8.2 of the General Terms and Conditions are not applicable.

Re-instatement at the end of the lease

22	Following termination of this Agreement the Leased Premises must be delivered to Lessor in the same state as mentioned in the Delivery Statement as well as mentioned in The Review. The Lessee will be obliged to have all damage to the Leased Premises – other than damage as a result of normal wear and tear and ageing (“normaal gebruik en slijtages en ouderdom”) – repaired by a competent professional.

Subletting

23	The Lessee may sublet or give into use the whole or parts of the Leased Premises to affiliated companies and to third parties associated with its business as a datacenter and office space without the Lessor’s consent. In case the Lessee wants to sublease to a company not associated with its direct business as a datacenter and office space, for example to a logistics provider, prior written approval of Lessor is required which shall not be unreasonably withheld or delayed. In case of sublease, Lessee will remain responsible for all the obligations deriving from the Agreement.

License / service agreement

24	In order to carry out its daily operations, the Lessee is allowed to offer services and facilities to customers, such as giving into use, via a service agreement, part(s) of the fitted out data centre, supply of several telecommunication services and giving into use, via a service agreement, office space. No consent from Lessor is required.

Assignment of the Agreement

25	The Lessee has the right to assign this Agreement to another party, after prior written approval from the Lessor. If the Lessee wishes to use this right, it will inform the Lessor thereof in writing and will provide all relevant information about the new lessee to the Lessor for review. The Lessor shall not delay or withhold its approval on unreasonable grounds. The Lessor will check amongst other things the morality, creditworthiness, liquidity and solvability of the new lessee as well as the capability of this new lessee to meet all obligations ensuing from the Agreement. If the new lessee is not at least equal to the Lessee with regard to one or more of the mentioned aspects, the Lessor is entitled to withhold its approval.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	10

Reference number: AB8374620

Purchase option

26	The Lessee has the one-time right to purchase the Leased Premises for a purchase price of EUR [***] (price level 1 May 2023), all costs to be borne by the Lessee (“Kosten Koper”) at the 10th (tenth) anniversary of the Agreement. In case the Lessee wishes to exercise its option to purchase, the Lessee shall inform the Lessor in writing by registered letter ultimately 30th April 2022. The civil-law notary that will draw up the written sale and purchase agreement will be appointed by the Lessee. The transfer date of the Leased Premises will be May 1st 2023 at the latest. In case no transfer / closing is realized by this date, the right of purchase will be waived and the Agreement will remain in place provided that the Lease has not been terminated. In the event that this Agreement is assigned to a third party in conformity with article 25, this purchase option terminates, except in case Lessee assigns this Agreement to a company in which Parent directly or indirectly holds 100% of the voting rights and has the power to appoint the majority of the board. Furthermore, the Lessor informed the Lessee that it is only allowed to transfer the Leased Premises after that it obtained the written approval of the Schiphol authorities. Therefore, this one-time right to purchase the Leased Premises is subject to the approval of the Schiphol authorities.

Selling the Leased Premises

27	The Lessor shall inform the Lessee in writing in case Lessor has the intention to sell the Leased Premises. The Lessor shall inform the third party buyer of this Agreement. The Lessor is obligated to impose its obligations arising from this Agreement – including the obligations arising from the purchase option – to its successor by way of a perpetual clause (“kettingbeding”). The Lessor will have the Lessee’s purchase right as set out in article 26 registered as a perpetual clause in the land registry (“kadaster”). The costs of registration will be for the account of the Lessor.

Signage

28	The Lessee is allowed to have name signage put up on the Leased Premises. All name signage will require the prior written approval of the Lessor, which will not be withheld or delayed on unreasonable grounds. The Lessee will arrange the necessary permits and approvals from the municipality of Haarlemmermeer and any other competent authority. The signage may not be put up before all required permits and approvals have been obtained. All costs with regard to the placing of the signs, including costs for permits, installation, maintenance, removing and subsequent cleaning and repairing of the facade will be borne by the Lessee.

Exceptional terms and conditions (variations to the General Terms and Conditions)

29	With defect as referred to in Article 7:204 paragraph 2 of the Dutch Civil Code is also meant a defect as referred to in Article 3 of the General Terms and Conditions. With respect to all claims concerning such a defect, the Lessee will be obliged to show that it is not imputable with respect to the defect concerned.

30	Article 6.1 of the General Terms and Conditions: in the first sentence “will actually occupy the leased space in its entirety” shall be replaced by: “will occupy the leased space”. Background: Lessee might only occupy part of the leased space.

31	Article 6.1 of the General Terms and Conditions: “Lessee will ensure that the leased space has sufficient furniture and fixtures” shall be intentionally deleted.

32	Article 6.2 of the General Terms and Conditions: In the second sentence: “(…) that lessor has agreed to in advance and (…)” shall be intentionally deleted.

33	Article 6.11.2.1 to 6.11.2.5 and 6.11.2.9 of the General Terms and Conditions are intentionally deleted.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	11

Reference number: AB8374620

34	Article 6.11.2.8 of the General Terms and Conditions shall be replaced by: “With respect to alterations and additions realised by or on behalf of the Lessee during the term of this Agreement that are not reversed at the end of this Agreement, the Lessee hereby waives all possible rights and claims to compensation from the Lessor for the value and /or the costs of these alterations and additions, all this in the broadest sense of the word, which is also understood to mean, although not exclusively, all rights and claims flowing from Article 6:212 of the Dutch Civil Code. This also applies to alterations and additions that are not required to be reversed as they had the approval of the Lessor or due to judicial authorization granted for this purpose.”

35	Parties agree to add to article 6.7.1 of the General Terms and Conditions the following phrase: “Tenant is also responsible for all notifications that are set or will be set by the authorities for the (use of the) Leased Premises, including notifications based on the Building Decree 2012 (“Bouwbesluit 2012”) and the Decree General Regulations for Establishment Environmental Control (“Besluit algemene regels voor inrichtingen milieubeheer (het Activiteitenbesluit)”).”

36	Article 11.3, 11.5, 11.6, 11.8 and 11.9 of the General Terms and Conditions shall be replaced by the following articles:

a.	The lessee is liable to the lessor for all damage and losses with respect to the leased premises, unless the lessee proves that it and the persons for whom it is responsible, are not to blame for the damage. (“Huurder is jegens verhuurder aansprakelijk voor alle schade aan het gehuurde, tenzij huurder bewijst dat de schade hem en de personen waarvoor huurder verantwoordelijk is, niet is toe te rekenen.”)

b.	The lessee indemnifies the lessor for penalties imposed on the lessor as the result of the lessee’s actions or negligence. (“Huurder vrijwaart verhuurder tegen boetes die verhuurder worden opgelegd door gedragingen of nalatigheden van huurder.”)

c.	The lessor is not liable for damage or for loss of profits caused by a defect and the lessee is in case of a defect not entitled to rent reduction and set-off, except for the possibility of set-off as referred to in article 7:206 paragraph 3 of the Dutch Civil Code. (“Verhuurder is niet aansprakelijk voor (bedrijfs)schade tengevolge van een gebrek en huurder kan in geval van een gebrek géén aanspraak maken op huurprijsvermindering en verrekening, behoudens de bevoegdheid tot verrekening als bedoeld in artikel 7:206 lid 3 Burgerlijk Wetboek.”)

d.	The provisions of “a” do not apply in the following situations:

•	If a defect is a consequence of a attributable serious shortcoming of the lessor;

•	If the lessor knew or should have known the hidden defect at the conclusion of the lease agreement and did not any further arrangements about this defect with the lessee.

(“d. Het gestelde in “a” is in de navolgende omstandigheden niet van toepassing:

•	Indien een gebrek een gevolg is van een ernstig toerekenbare tekortkoming van verhuurder;

•	Indien verhuurder een verborgen gebrek bij het aangaan van de huurovereenkomst kende of behoorde te kennen en met huurder daaromtrent geen nadere afspraken heeft gemaakt.”)

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	12

Reference number: AB8374620

37	Insurance and Reinstatement

During the lease period, the Lessor shall, at its sole cost and expense, provide and maintain or cause to be provided and maintained (a) comprehensive general liability insurance with respect to its liability arising out of the Agreement, insuring the Lessee for loss because of bodily injury, property damage, contractual liability and personal injury with a minimum limit of EUR 2,000,000.- ( two million Euros) per occurrence, which can be achieved with any combination of primary and umbrella coverage, and (b) “all risks” property insurance: The Lessor shall insure the Leased Premises, including approved alterations not including the works mentioned in article 11, against fire and destruction in an amount equal to the full replacement value of the insured property (opstalverzekering tegen herbouwwaarde). The costs incurred because of this insurance are at the Lease Commencement Date euro 7,506.54 per annum and will be passed on to the Lessee and the Lessee shall pay these costs to the Lessor. Said policies shall be endorsed to provide that they shall not be cancelled by the Lessor without giving 30 (thirty) days prior written notice thereof to the Lessee. Such policies or certificates of insurance shall be delivered to the Lessee by the Lessor upon the Lease Commencement Date and upon each renewal of said insurance.

During the lease period, the Lessee shall, at its sole cost and expense, provide and maintain or cause to be provided and maintained (a) comprehensive general liability insurance with respect to its liability arising out of the Agreement, insuring the Lessee for loss because of bodily injury, property damage, contractual liability and personal injury with a minimum limit of EUR 2,000,000.- ( two million Euros) per occurrence, which can be achieved with any combination of primary and umbrella coverage, and (b) “all risks” property insurance on those of the Lessee improvements for which the Lessee has responsibility and on the Lessee’s equipment, trade fixtures, furnishings, inventory and other personal property located in or about the Leased Premises (Lessee Properties), in an amount equal to the full replacement value (vervangingswaarde) of the Lessee Properties. Said policies shall be endorsed to provide that they shall not be cancelled by the Lessee without giving 30 (thirty) days prior written notice thereof to the Lessor. Such certificates of insurance shall be delivered to the Lessor by the Lessee upon the Lease Commencement Date and upon each renewal of said insurance.

With the exception of any damages, losses, costs and expenses incurred as a result of the negligence of the Lessor, the Lessee will be liable and will fully compensate the Lessor for all damages, losses, costs and expenses resulting from claims by third parties for (i) injuries to any person and/or (ii) damage to, theft, misappropriation or loss of property occurring in or on Leased Premises, in either case arising from the use and occupancy of the Leased Premises or from any activity, work or anything done or permitted by the Lessee in or on the Leased Premises or due to any other act or omission of the Lessee.

If and to the extent that the Lessee is liable for any damage for which the Lessor is insured, the Lessee herewith declares and accepts that it is fully responsible and liable for the own risk (eigen risico) of the insured risk.

If and to the extent that the Lessor is liable for any damage for which the Lessee is insured, the Lessor herewith declares and accepts that it is fully responsible and liable for the own risk (eigen risico) of the insured risk.

Miscellaneous

38	This Agreement is subject to:

(i)	Approval of Schiphol Area Development Company for lessee to locate in Schiphol-Rijk;

(ii)	Lessee acquiring the all-in-one Permit for Physical Aspects (“omgevingsvergunning”) on or before April 10th 2013;

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	13

Reference number: AB8374620

(iii)	A for the Lessee satisfactory outcome of its due diligence including solving any issues found during the due diligence;

(iv)	Approval by the board of Interxion Holding N.V.;

(v)	Approval by the board of Prologis.

The Parties are not bound by this Agreement and bear their own costs and losses in case this clause is invoked.

39	The Lessor is only obliged to hand over the keys of the Leased Premises on or directly after the Lease Commencement Date and will grant the Lessee entrance to the Leased Premises after:

(i)	Signing of this Agreement by the Parties

(ii)	payment of the first rent and VAT on or before the Lease Commencement Date;

(iii)	provision of the bank guarantee and parent guarantee under article 6 on or before the Lease Commencement Date;

However, prior to the Lease Commencement Date, the Lessee has a right to have access to the Leased Premises and is allowed to carry out fitting out works, however only after this Agreement has been signed by the Parties and both the bank guarantee and the parent guarantee have been issued to the Lessor.

40	All appendices form part of this Agreement. Amendments and/or additions to any provision under this Agreement will only apply if these amendments and/or additions are agreed upon between the Lessee and the Lessor in writing.

41	This Agreement, which cancels and supersedes all previous arrangements and agreements between the Lessor and the Lessee regarding the leasing of the Leased Premises, constitutes the entire agreement between the Parties.

42	This Agreement is subject to Dutch law. The civil court Noord Holland, location Haarlem will have exclusive jurisdiction to settle any disputes arising from or related to this Agreement. The Parties furthermore agree that English words used to describe Dutch legal concepts are intended to describe such legal concepts only and the (legal) consequences of those words under English law or any other foreign law, if any, shall be disregarded.

43	The Lessee explicitly chooses domicile at the Leased Premises in respect of all matters regarding this Agreement and all legal proceedings arising from this Agreement. The Lessor explicitly chooses domicile at 115 Schiphol Boulevard, (1118 BG) Schiphol, The Netherlands, in respect of all matters regarding this Agreement and all legal proceedings arising from this Agreement.

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	14

Reference number: AB8374620

Thus drawn up and signed in Schiphol-Rijk in triplicate

15 April, 2013

ProLogis Netherlands VII Sarl	Interxion Nederland B.V.
By G.A. Gregory	By M. v.d. Assem
Authorised Representative	Authorised Representative

(signature of the Lessor)	(signature of the Lessee)

Interxion Holding N.V.
By D.C. Ruberg
Authorised Representative

(signature of the Parent)

Appendices:

1.	Plan of the Site

2.	Drawings of the Leased Premises

3.	Outline Specifications

4.	Calculation of net lettable square meters NEN 2580

5.	Delivery Statement (proces verbaal van oplevering) – to be provided by the Lessor

6.	General Terms and Conditions in Dutch and in English

7.	Bank guarantee – to be provided by the Lessee

8.	Model bank guarantee

9.	Environmental review – to be provided by the Lessor

10.	Drawings of the changes of the Lessee

11.	Requirements of the roof

12.	List of works to be executed by the Lessor / the Works

13.	Triple Net Supplier & Services

14.	Certification and proof of annual maintenance of the K14 sprinkler

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	15

Reference number: AB8374620

Separate signature of the Lessor and the Lessee for the receipt of its own copy of the General Terms and Conditions

•	Signature the Lessee:

•	Signature of the Lessor:

•	Signature of the Parent:

Initials Lessee: MvdA Initials Parent: DR Initials Lessor: GAG	16